November 19, 2024

Ka Chun Lam
Chief Executive Officer
MasterBeef Group
Unit 1509-10, Tower 1, Ever Gain Plaza
88 Container Port Road
Kwai Chung, New Territories, Hong Kong

       Re: MasterBeef Group
           Registration Statement on Form F-1
           Filed November 12, 2024
           File No. 333-283142
Dear Ka Chun Lam:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Capitalization, page 44

1. You currently have a pro forma basis column for certain reorganization transactions which appear to be reflected in the balance sheet as of June 30, 2024. Please revise to eliminate this pro forma basis column, or tell us why this presentation is appropriate.
 November 19, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 49

2. Where you discuss your profit for the six months ended June 30, 2024, acknowledge that it was due to a one-time gain on the sale of certain of your subsidiaries. Also, disclose that because such disposal occurred in May, you expect your revenues and profit will reflect a decline for the period ended December 31, 2024, given that you disposed of the brands that saw an increase in revenue for the six month period ended
       June 30, 2024, if true.
Comparison of the Six Months Ended June 30, 2024 and 2023
Other Income and Gains, page 51

3. You partially attribute the increase in other income and gains to the increase in
       income generated from suppliers    rebate. Please tell us how this
presentation is
       consistent with paragraph 11 of IAS 2 which states rebates should be deducted in determining the costs of purchase of inventories, or revise.
Raw Materials and Consumables Used, page 51

4. You disclose that the increase in raw materials and consumables used costs as a percentage of revenue was primarily driven by the decrease in catering income. Please revise to disclose the underlying reasons, factors, and/or trends behind the change in the relationship between costs and revenues rather than a mathematical rationale.
       Make a similar change for your staff cost as a percentage of revenue fluctuation explanation on page 52.
Unaudited Interim Condensed Consolidated Statement of Profit or Loss for the Six-Month
Ended June 30, 2024 and 2023, page F-2

5. You present separately impairment of property, plant and equipment and impairment of right-of-use assets for the six-month ended June 30, 2023 which relate to certain
       Chubby Bento restaurant outlets which were subsequently disposed. Please revise your interim income statement presentation to be consistent with the consolidated statements of profit and loss for the years ended December 31, 2023 and 2022 (i.e. impairment loss in respect of assets held for sale) in accordance with
       paragraph 45 of IAS 1. Make corresponding changes throughout the filing. Revise to disclose relevant information regarding impairment loss in respect of assets held for sale balance for the six-month ended June 30, 2023 in the notes to the interim financial statements in accordance with paragraph 112(c) of IAS 1. November 19, 2024
Page 3
Unaudited Interim Condensed Consolidated Statement of Cash Flows for the
Six-Month
Ended June 30, 2024 and 2023, page F-7

6. Please tell us your consideration of presenting the line item "bank balances and cash transfer to assets classified as held for sale" for the interim period ended June 30,
       2023 in accordance with paragraph 10 of IAS 34, or revise.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Six-Month Ended June 30, 2024 and 2023
5. Other Expenses, page F-13

7. You disclose that administrative expenses include freight charges. Please tell us freight charges amounts for all periods presented and whether these freight charges relate to transport, handling, and other costs directly attributable to the acquisition of finished goods, and materials, or other costs incurred in bringing the inventories to their present location and condition. If so, tell us how this presentation is consistent with paragraphs 10 and 11 of IAS 2, or revise.
13. Share Capital, page F-19

8.     Please address the following:
           Given the reorganization transactions, revise to disclose that your ordinary shares are now denominated in US dollar and at $0.0005 per share.
           Given multiple transactions during the interim period, revise to provide a reconciliation of the number of shares outstanding at the beginning and at the end of the period for the periods presented.
           Revise to provide additional relevant information regarding all issuances and repurchases of your share capital, including amount paid/received, counterparties to issuances/repurchases, whether the counterparty is a related
           party, whether any the transactions were considered as compensation expenses or capital contributions, etc.
18. Related Party Transactions, page F-22

9. Please revise to disclose the terms and conditions of related party transactions outstanding balances (i.e. amounts due to directors and amounts due to a related company) in accordance with paragraph 18(b)(i) of IAS 24.
Resale Prospectus Alternate Page, page Alt-1

10. Please expand the disclosure in your resale prospectus to clearly state the price that each Resale Shareholder paid for the shares being registered for resale.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 November 19, 2024
Page 4

statement.




       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   David Stefanski